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Exhibit 12.1

AMERENENERGY GENERATING COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratios)	For the nine months ended September 30, 2002	For the year ended December 31, 2001	For the period from May 1, 2000 through December 31, 2000
Net income	$30,759	$75,924	$43,808
Add — Cumulative effect of change in accounting principle, net of tax	—	1,993	—

Net income from continuing operations	30,759	77,917	43,808
Taxes based on income	20,303	47,296	27,213

Pre-tax income from continuing operations	$51,062	$125,213	$71,021

Add- fixed charges:
Interest expense on long term debt and amortization of discount on third-party indebtedness	33,026	34,034	5,344
Interest expense on intercompany indebtedness	30,391	41,036	29,537
Interest capitalized	740	1,316	803

Total fixed charges	$64,157	$76,386	$35,684

Earnings available for fixed charges	$115,219	$201,599	$106,705

Ratio of earnings to fixed charges	1.796	2.639	2.990

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Exhibit 12.1